UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Directorate Change

Mr. Shuai Chen resigned as a member of the Board of Directors (the “Board”) of I-Mab (the “Company”), effective September 18, 2024, due to personal reasons and not as a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Board has appointed Mr. Lielie Zhang, an Investment Director at Hony Capital, as an independent member of the Board, effective as of September 18, 2024. Mr. Zhang has also been appointed as a member of the Company’s Audit Committee, effective as of September 18, 2024.

Mr. Zhang has extensive experience as a public company board member and in corporate and financial management. Mr. Zhang is currently a member of the Shanghai Chengtou Holding Co., Ltd board of directors (600649.SH) and has been serving as an investment director at various departments at Hony Capital, a leading investment group that focuses on private equity, real estate, innovation, mutual funds, and hedge funds, since November 2015. Prior to joining Hony Capital, Mr. Zhang was in the investment banking department of Pudong Development Bank for over ten years from 2004 to 2015. Mr. Zhang received a master’s degree in political economy from Fudan University in 2004 and a bachelor’s degree in economics from Fudan University in 2000. Mr. Zhang also holds the Fund Management Qualification, issued by the Asset Management Association of China.

Mr. Zhang will not receive any compensation for his service as a director or Audit Committee member. Mr. Zhang will enter into the Company’s standard form of indemnification agreement, the form of which is filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019. There are no arrangements or understandings between Mr. Zhang and any other persons pursuant to which Mr. Zhang was appointed as a director, and there are no related-party transactions in which Mr. Zhang has an interest requiring disclosure.

Incorporation by Reference

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-279842, File No. 333-265684, File No. 333-256603 and File No. 333-2399871) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Joseph Skelton
Name	:	Joseph Skelton
Title	:	Chief Financial Officer

Date: September 23, 2024